MAIL STOP 3561

January 5, 2007

Mr. Aristeidis Ioannidis, CFO
AllShips Ltd.
Covenant House
85 Reid Street
Hamilton, Bermuda HM 12

   Re: **AllShips Ltd.**
     Form 20-F for Fiscal Year Ended February 28, 2005
     Filed September 30, 2005
     File Number 000-30574

Dear Mr. Ioannidis:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

         Sincerely,

         Terence O'Brien
         Branch Chief, Office of
         Emerging Growth Companies